SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: August 2002

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                   1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F X           Form 40-F
                                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes               No X
                               ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated August 21, 2002, in respect of its financial results for the second quarter of the 2002 fiscal year.

News Release

For Immediate Release
                             WORLD HEART CORPORATION
                      ANNOUNCES SECOND QUARTER 2002 RESULTS

TORONTO - August 21, 2002: (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation (WorldHeart) today released its unaudited consolidated financial results for the quarter and six months ended June 30, 2002, showing revenues up by 82% over the first six months of last year, and expenses reduced. WorldHeart announced an expanded marketing and sales program for its Novacor(R) LVAS (left ventricular assist system), and merging of the HeartSaverVAD(TM) and HeartSaverVAD(TM) II programs into a single release of an optimized HeartSaverVAD(TM) product.

"Second quarter revenue growth from Novacor(R) LVAS in the important United States market was strong and more than offset the expected slowdown in sales in Europe prior to our release of the ePTFE inflow conduit," said Rod Bryden, President & CEO of WorldHeart. "We saw renewed European implant activity late in the quarter suggesting that sales there will strengthen our revenues in the second half of the year," he said.

"In the second quarter, a total of 23 Novacor(R) LVAS were shipped, despite very limited shipments to Europe in the quarter," Bryden stated. "Four new clinics were added as Novacor(R) LVAS users and several others are now in discussion or undergoing training in expectation of introducing the device to their clinics," he said.

"Operating costs were reduced during the first six months. Cash applied to operations in the second quarter was $6.3 million, compared with $11.3 million in the second quarter of last year, a drop of 44% ," Mr. Bryden explained. "We expect that trend to continue through this year and next year, as costs are reduced for HeartSaverVAD(TM) research and development and the INTrEPID Trial (Investigation of Non-Transplant-Eligible Patients who are Inotrope Dependent), and contribution increases from Novacor(R) LVAS sales," he said.

On Wednesday, August 14, 2002, WorldHeart submitted a Premarket Approval Supplement (PMA) to the US Food and Drug Administration (FDA) for use of Novacor(R) LVAS by end-stage heart-failure patients who are not candidates for heart transplantation. The company cannot provide any assurance of approval by the FDA. However, the data on which the submission is based, and the Bayesian methodology used in analysis of survival data, provide what the company believes is a compelling case for approval. Should approval be granted by the FDA, the patient population for which Novacor(R) LVAS could be used would increase very substantially.

Effective immediately, operating expenditures will be rebalanced to increase capacity in marketing and sales and to reduce expenditures in research and development and related costs, through focusing the HeartSaverVAD(TM) program fully on delivery of the optimized HeartsaverVAD(TM) product. Total operating expenses will be reduced by an annual rate of $10 million from the rate actually experienced in the first half of this year, and net cash applied to operations will be further reduced by increased contribution from Novacor(R) LVAS revenues. This program will include staff reductions of approximately 25%, from a total employee base in Ottawa, Ontario and Oakland, California of 235 at June 30, 2002.

Revenues for the first six months of 2002 were $5,142,248, compared with $2,821,651 for the same period last year. Gross margin for the same period was ($258,576) this year, compared with ($1,600,904) a year ago. Net loss for the six months was $23,002,843, or $1.31 per share, compared with $ 28,403,557, or $1.88 per share last year. Total cash applied to operations during the first six months of this year was $15,629,887, compared with $19,642,537 a year ago.

For the quarter ended June 30, 2002, revenues were $2,523,164, compared with $2,218,995 a year ago, generating contribution in the second quarter of this year of ($297,668), compared with $337,879 last year. Revenues and contribution were reduced in the second quarter of this year by a charge of $348,149. This reflects a shortfall in earn out of guaranteed margins to WorldHeart's distributor in Europe, due to reduced sales in the quarter prior to the release of the company's new inflow conduit.

Implants of Novacor(R) LVAS increased in the final month of the quarter after the European release of the enhanced ePTFE conduit and no further shortfalls are expected in sales required to fully earn the minimum distribution margins. Net loss for the second quarter this year was $9,853,918, or $0.55 per share, compared with $12,914,210, or $0.85 per share last year. Total cash applied to operations during the second quarter this year was $6,299,941, compared with $11,295,142 a year ago.

Research and development expenses for the first half of this year were $13,284,467, compared with $16,850,870 for the same period last year, of which $5,907,163 were incurred during the second quarter of this year, compared with $9,454,878 in the second quarter of last year.

Cash and near cash resources at June 30, 2002 totaled $6,108,466, compared with $12,555,440 at March 31, 2002. The quarter-end cash position does not include approximately $1,382,000 received early in the third quarter as part of contribution to research and development expenses by Technology Partnership Canada (TPC). A total of approximately $6.1 million is expected to be received from TPC over the balance of the year or early next year.

Within the existing approvals in Europe, Japan, the United States and Canada, sales of Novacor(R) LVAS are increasing and new clinics are adopting the product as one of their options for end-stage heart-failure patients. The capacity to produce approximately 5 times current sales can be delivered with incremental additions within the Oakland, California facility. The capacity to provide excellent clinical support is already in place, both from internal staff and from Edwards Lifesciences, LLC (Edwards). WorldHeart will increase its sales force in the United States commencing immediately, and will expand its marketing activities in conjunction with Edwards in Europe, Japan and Canada during the second half of this year and into 2003. The intent is to focus on marketing, sales and support activities on Novacor(R) LVAS through 2005 before introducing the next generation HeartSaverVAD(TM).

WorldHeart believes that this program will result in effective penetration of the market by Novacor(R) LVAS during the next three years.

HeartSaverVAD(TM) is planned for commercial introduction outside of the United States in 2006, and in the United States in 2007. HeartSaverVAD(TM) is now completing a series of pre-clinical trials that have demonstrated outstanding performance in key attributes, including: device output; matching flow with body requirements; hematological response; and support of key organs including the brain, liver and kidneys. However, device durability has not been demonstrated to meet the standards already set by Novacor(R) LVAS, and the overall size of HeartSaverVAD(TM) has crept up during the development process to 580 ml.

Although it is the smallest implantable pulsatile VAD, it is larger than the target for HeartSaverVAD(TM). Over the past two years, design enhancements were defined that were intended to be introduced in a second version of HeartSaverVAD(TM), known as HeartSaverVAD(TM) II. These enhancements will reduce the overall size of the device, reduce power requirements, increase reliability and durability, and reduce costs of production.

Effective immediately, the development program for HeartSaverVAD(TM) will incorporate the enhancements previously planned for HeartSaverVAD(TM) II. The merged program will result in reduced overall research and development costs to bring the optimized HeartSaverVAD(TM) to clinical trials, and require a single program of trials.

"As expected, additional capital will be required to bring the company to positive cash flow. With the reductions in cash usage already achieved, and the effects of the actions announced today to increase revenues and further reduce expenses, the total amount of capital required will be significantly reduced, " Mr. Bryden said. "Appropriate action will be taken to ensure that sufficient capital is available. Securities laws in the United States and Canada limit discussion of these actions prior to completion," he said.

The company announced that it is in discussion with Edwards to exchange US$58 million of preferred shares in WorldHeart's United States subsidiary for 4,981,128 common shares in WorldHeart, as provided by the terms of the preferred shares, at an effective conversion price of US$11.64 per share. This conversion would not add cash to WorldHeart, but it would increase the equity attributable to common shares of the company. The company also announced that TPC has reconfirmed its intention, subject to formal approval, to provide an additional equivalent investment in support of the HeartSaverVAD(TM) research, development and trials program.

World Heart Corporation will hold a video web cast and conference call at 8:30 a.m. (EDT) today to discuss this quarter's financial results and corporate plans. To participate in the call, please call 1-888-433-1680 ten minutes before the call begins. A post-view of this teleconference call can also be accessed until September 21, 2002 (details are available on the company's website). The video web cast can also be accessed on the homepage of www.worldheart.com.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist systems. Its Novacor(R) LVAS is already well established in the marketplace and its next generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.

Note:  Financial highlights are attached. For further information, contact:

Head Office Contact:
Shareholder and Financial Community / Media
Michelle Banning
Manager, Corporate Communications
Ph:    613-226-4278 x 2995 or 510-563-4995
Cel:   613-292-3908
Fx:    613-723-8522
Email: michelle.banning@worldheart.com

World Heart Corporation
Highlights of Consolidated Statement of Loss

Amounts in thousands (except per share data), Canadian Dollars
--------------------------------------------------------------------------------------------------------------------------
                                                                 Three months ended                Six months ended
                                                            June 30, 2002   June 30, 2001   June 30, 2002   June 30, 2001
--------------------------------------------------------------------------------------------------------------------------
                                                            (unaudited)      (unaudited)      (unaudited)     (unaudited)
Revenue                                                        $  2,523         $  2,219         $  5,142        $  2,822
Cost of goods sold                                              (2,821)          (1,881)          (5,401)         (4,423)
                                                     ---------------------------------------------------------------------
Gross margin                                                      (298)              338            (259)         (1,601)
                                                     ---------------------------------------------------------------------
Expenses
   Selling, general and administrative                          (3,179)          (2,823)          (5,289)         (4,848)
   Research and development                                     (5,907)          (9,455)         (13,284)        (16,851)
   Amortization of intangibles                                  (1,831)          (3,733)          (3,661)         (7,466)
                                                     ---------------------------------------------------------------------
                                                               (10,917)         (16,011)         (22,234)        (29,165)
                                                     ---------------------------------------------------------------------

Loss before the undernoted                                     (11,215)         (15,673)         (22,493)        (30,766)

Other income (expenses)                                           1,361              525            (510)         (2,545)
Recovery of future income taxes                                       -            2,234                -           4,907
                                                     ---------------------------------------------------------------------

Net loss for the period                                       $ (9,854)        $(12,914)        $(23,003)      $ (28,404)
                                                     ---------------------------------------------------------------------


Weighted average number of common  outstanding               17,970,127       15,117,427       17,585,481      15,117,427
                                                     ---------------------------------------------------------------------

Basic and diluted loss per common share                        $ (0.55)         $ (0.85)         $ (1.31)        $ (1.88)
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

World Heart Corporation
Highlights of Consolidated Statement of Cash Flows

Amounts in thousands, Canadian dollars
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                                                                   Three months ended               Six months ended
                                                            June 30, 2002     June 30, 2001  June 30, 2002   June 30, 2001
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                                                            (unaudited)      (unaudited)     ( unaudited)     (unaudited)
CASH FLOWS FROM (USED IN)

Operating activities                                          $ (6,300)     $   (11,295)       $ (15,630)      $ (19,643)

Investing activities                                              (207)            (706)            6,453          20,641

Financing activities                                               (40)             (40)            (157)            (80)

Effect of exchange rate changes on cash
     and cash equivalents                                           100            (349)               97           (112)
                                                     ---------------------------------------------------------------------
Increase / (decrease) in cash and cash
     equivalents for the period                                 (6,447)         (12,390)          (9,237)             806

Cash and cash equivalents beginning of the period                12,555           36,821           15,345          23,625
                                                     ---------------------------------------------------------------------

Cash and cash equivalents end of the period                   $   6,108         $ 24,431         $  6,108        $ 24,431
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

World Heart Corporation
Highlights of Consolidated Balance Sheet

Amounts in thousands, Canadian Dollars
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                                                                                                 June 30,    December 31,
                                                                                                     2002            2001
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                                                                                              (unaudited)
ASSETS
    Current assets                                                                              $  21,117        $ 37,854
    Capital assets                                                                                  4,876           5,294
    Goodwill and other intangible assets                                                           31,074          34,735
                                                                                      ------------------------------------
                                                                                                $  57,067        $ 77,883
                                                                                      ------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Current liabilities                                                                         $  12,134        $ 11,656
    Preferred shares                                                                               66,171          65,685
    Capital lease obligation                                                                            -              64
                                                                                      ------------------------------------
                                                                                                   78,305          77,405
                                                                                      ------------------------------------

Shareholders' equity
    Common stock, special warrants, rights and contributed surplus                                131,381         130,094
    Accumulated deficit                                                                         (152,619)       (129,616)
                                                                                      ------------------------------------
                                                                                                 (21,238)             478
                                                                                      ------------------------------------

                                                                                                $  57,067       $  77,883
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

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     World Heart Corporation


         Date: August 21, 2002            By: /s/ Ian Malone
                                             -------------------
                                             Name:  Ian Malone
                                             Title: Vice President Finance and
                                                    Chief Financial Officer